東京青山・青木法律事務所

[redacted]
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cho 2-chome
kyo 100-0014, Japan

57 2700
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...ernet.com
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05013512

FILE No. 82-5176

December 12, 2005

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Office of International Corporate Finance
Division of Corporation Finance
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Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of Split-up and Merger of Consolidated Subsidiary (dated November 30, 2005) and
- Notice of Acquisition of Shares of DENTSU INC. (dated December 1, 2005).

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

12/30

FILE No. 82-5176

(Translation)

November 30, 2005

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
(Code No. 4676, 1st section of Tokyo Stock Exchange)	
Person to contact:	Osamu Okada General Manager of Accounting Dept. Tel: 03-5500-8888 (Key)

Notice of Split-up and Merger of Consolidated Subsidiary

Notice is hereby given that Fuji Television Network, Incorporated (the "Company") and Nippon Broadcasting System, Incorporated (head office: Chiyoda-ku, Tokyo, representative: Hiroshi Isohara, hereinafter "Nippon Broadcasting") have worked out the details of the reorganization of the Group, which was publicized on November 17, 2005, and at the meetings of their respective Boards of Directors held today, adopted resolutions for the split-up of the Nippon Broadcasting and the merger of Nippon Broadcasting by the Company as a surviving company, as described below:

Description

1. Purpose of the split-up and merger:

As has been publicized, the Company and its wholly owned subsidiary Nippon Broadcasting, at the meetings of their respective Boards of Directors held today, adopted resolutions that the operations of the radio broadcasting business and all other businesses of Nippon Broadcasting be transferred to a newly established company by a split-up method and that the Company merge Nippon Broadcasting that would be holding the shares of the companies of Fujisankei Communications Group after the split-up.

The reorganization of the Group is purported to clearly give the Company the status of the operating holding company of Fujisankei Communications Group and establish a group management system under which the group strategies will be pursued

flexibly and efficiently in the future, as well as allow Nippon Broadcasting to further improve efficiencies as a radio broadcaster and establish a solid management base in response to the digital era.

2. Outline of the split-up of Nippon Broadcasting:

(1) Summary of the split-up of the Company

1) Schedule for the split-up:

November 30, 2005	Meetings of the Boards of Directors for approval of the split-up plan.
December 21, 2005	Extraordinary general meeting of shareholders for approval of the split-up plan (expected).
April 1, 2006	Date of the split-up (expected).

(Note 1) The broadcasting license currently held by Nippon Broadcasting is planned to be transferred to a newly established company by the split-up. The split-up is conditional on the approval of the Minister of Public Management, Home Affairs, Posts and Telecommunications pursuant to Article 20, paragraph 2 of the Radio Law of Japan.

2) Method of the split-up:

Establishment of a new company by splitting the existing company (*bunsha-gata shinsetsu bunkatsu*).

3) Allocation of shares:

100 shares of the new company will be allocated to Nippon Broadcasting.

4) Cash payment upon the split-up:

No cash payment will be made upon the split-up.

5) Rights and obligations to be transferred to the surviving company:

All assets, liabilities and contractual statuses in respect of the operations of the radio broadcasting business and all other businesses will be transferred to the surviving company.

6) Prospect of the performance of obligations:

The Company considers that there is a fair prospect that all obligations to be assumed by the new company and the company to be split up will be performed.

(2) Outline of the parties to the split-up

(as of September 30, 2005)

Trade name	Nippon Broadcasting System, Incorporated (the company to be split up)
Business	Radio broadcasting business pursuant to the Broadcasting Law of Japan
Date of Incorporation	April 23, 1954
Location of registered head office	9-3, Yurakucho 1-chome, Chiyoda-ku, Tokyo
Representative	Yutaka Isohara President and Representative Director
Stated capital	¥4,150 million
Total number of issued shares	26,424,159 shares
Shareholders' equity	¥103,157 million
Total assets	¥196,504 million
Date of closing of accounts	March 31 of each year
Number of employees	237 persons
Principal shareholder and its shareholding ratio	Fuji Television Network, Incorporated: 100%

(3) Business results for the latest three years

	Nippon Broadcasting System, Incorporated (the company to be split up)		
Business year	2002 (from April 1, 2002 to March 31, 2003)	2003 (from April 1, 2003 to March 31, 2004)	2004 (from April 1, 2004 to March 31, 2005)
Net sales (¥ million)	33,724	30,843	29,206
Ordinary income (¥ million)	895	1,100	1,073
Net income (¥ million)	4,352	15,020	167
Net income per share (¥)	131.98	457.99	4.39
Annual dividend per share (¥)	10.00	15.00	16.00
Shareholders' equity per share (¥)	1,273.08	1,742.65	4,321.39

(4) Outline of the new company (expected)

Trade name	Nippon Broadcasting System, Incorporated
Business	Radio broadcasting business pursuant to the Broadcasting Law of Japan
Location of registered head office	9-3, Yurakucho 1-chome, Chiyoda-ku, Tokyo
Date of Incorporation (Date scheduled for registration)	April 3, 2006
Representative	Yutaka Isohara President and Representative Director
Stated capital	¥480 million
Total number of issued shares	100 shares
Principal shareholder and its shareholding ratio	Fuji Television Network, Incorporated: 100%
Total assets	¥47,491 million
Number of employees	189 persons
Date of closing of accounts	March 31 of each year

(5) Effect on non-consolidated and consolidated business results of the Company:

Nippon Broadcasting (the company to be split up) is a consolidated subsidiary of the Company. The newly established company as Nippon Broadcasting System, Incorporated by the split-up is expected to become a consolidated subsidiary of the Company and no assets will be transferred from the Company to the newly established company. Hence, the split-up will have no significant effect on non-consolidated and consolidated business results of the Company.

3. Outline of the merger:

(1) Summary of the merger:

1) Schedule of the merger:

November 30, 2005	Meetings of the Boards of Directors for approval of the merger. Signing of the merger agreement.
December 21, 2005	Extraordinary general meeting of shareholders for approval of the merger (expected, Nippon Broadcasting only).
April 1, 2006	Date of the merger (expected).

(Note 2) The merger is conditional on the legitimate execution of the split-up.

2) Method of the merger:

Merger by the Company, as a surviving company, of Nippon Broadcasting after it separates and transfers the operations of its radio broadcasting business and all other businesses to a newly established company by the split-up.

The merger will be conducted without obtaining the approval thereof at a General Meeting of Shareholders of the Company, as a simplified merger as provided for in Article 413-3, paragraph 1 of the Commercial Code of Japan.

3) Ratio of the merger and cash payment upon the merger:

Nippon Broadcasting, which will be dissolved upon the merger by the Company, is a wholly owned subsidiary of the Company. Hence, no new shares will be issued or no cash payment will be made upon the merger.

(2) Outline of the parties to the merger

	Surviving company	Dissolving company
Trade name	Fuji Television Network, Incorporated	Nippon Broadcasting System, Incorporated (the company to be split up) (Note 2)
Business	Television broadcasting business pursuant to the Broadcasting Law of Japan	Radio broadcasting business pursuant to the Broadcasting Law of Japan
Date of Incorporation	November 18, 1957	April 23, 1954
Location of registered head office	4-8, Daiba 2-chome, Minato-ku, Tokyo	9-3, Yurakucho 1-chome, Chiyoda-ku, Tokyo
Representative	Koichi Murakami President and Representative Director	Yutaka Isohara President and Representative Director
Stated capital	¥146,200 million	¥4,150 million
Total number of issued shares	2,938,002.84 shares	26,424,159 shares
Shareholders' equity	¥569,468 million	¥103,157 million
Total assets	¥726,337 million	¥187,558 million (Note 3)
Date of closing of accounts	March 31 of each year	March 31 of each year
Number of employees	1,386 persons	47 persons (Note 4)

Main customers	DENTSU INC. Hakuhodo DY Media Partners Incorporated	-
Principal shareholder and its shareholding ratio	Nippon Broadcasting System, Incorporated (Note 1) 19.5% Toho Co., Ltd. 6.2% The Master Trust Bank of Japan, Ltd. 4.1% Japan Trustee Services Bank, Ltd. 3.4% Nippon Cultural Broadcasting Inc. 2.7% Daiwa Securities SMBC Co. Ltd. 2.6% State Street Bank and Trust Company 505025 2.0% Kansai Telecasting Corporation 1.9%	Fuji Television network, Incorporated 100%
Main banks	Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd. Sumitomo Mitsui Banking Corporation	-

(Note 1) The shares held by Nippon Broadcasting System, Incorporated (the whole shares of which were held by the Company as of September 30, 2005) are subject to voting restriction under Article 241, paragraph 3 of the Commercial Code of Japan.

(Note 2) Prior to the split-up, Nippon Broadcasting System, Incorporated plans to change its trade name to Nippon Broadcasting Holdings, Incorporated.

(Note 3) The amount includes the estimated total assets of Nippon Broadcasting Holdings, Incorporated after the split-up, based on the balance sheet as of September 30, 2005.

(Note 4) The number shows the estimated number of employees of Nippon Broadcasting Holdings, Incorporated after the split-up.

(3) Business results for the latest three years

	Fuji Television Network, Incorporated (surviving company)		
Business year	2002 (from April 1, 2002 to March 31, 2003)	2003 (from April 1, 2003 to March 31, 2004)	2004 (from April 1, 2004 to March 31, 2005)
Net sales (¥ million)	333,729	358,056	376,039
Ordinary income (¥ million)	35,938	39,820	40,170
Net income (¥ million)	13,095	21,131	21,970
Net income per share (¥)	12,103.22	19,535.96	8,787.00
Annual dividend per share (¥)	1,750	2,000	5,000
Shareholders' equity per share (¥)	331,480.06	383,888.90	198,371.04

(Note) A stock split at the rate of two shares for one share was made by the Company as of May 20, 2004.

As to the business results of Nippon Broadcasting System, Incorporated for the latest three years, please refer to Section 2 (3) above.

(4) State after the split-up and the merger

Trade name	Fuji Television Network, Incorporated
Business	Television broadcasting business pursuant to the Broadcasting Law of Japan
Location of registered head office	4-8, Daiba 2-chome, Minato-ku, Tokyo
Representative	Koichi Murakami President and Representative Director
Stated capital	No capital will increase upon the merger.
Total assets	The total assets are expected to decrease by ¥130,263 million upon the merger.
Number of employees	The number of employees is expected to increase by 47 persons upon the merger.
Date of closing of accounts	March 31 of each year

As to the state of the newly established company as Nippon Broadcasting System, Incorporated by the split-up, please refer to Section 2 (4) above.

(5) Effect on business results

Nippon Broadcasting is a consolidated subsidiary of the Company. Hence, the merger will have no direct and significant effect on consolidated business results of the Company. The effect, if any, on non-consolidated business results of the Company for the year ending March 31, 2007 will be publicized later.

- End -

For more information on this press release, please contact:

Fuji Television Network, Incorporated Media Planning Office 03-5500-8888 (Key)

FILE No. 82-5176

(Translation)

December 1, 2005

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
(Code No. 4676, 1st section of Tokyo Stock Exchange)	
Person to contact:	Osamu Okada General Manager of Accounting Dept. Tel: 03-5500-8888 (Key)

Notice of Acquisition of Shares of DENTSU INC.

Notice is hereby given that Fuji Television Network, Incorporated (the "Company") today acquired 30,000 shares of common stock of DENTSU INC. ("Dentsu") through out-of-the-floor trading on the Tokyo Stock Exchange, ToSTNeT-1 (Tokyo Stock Exchange Trading Network System) to further enhance business cooperation with Dentsu.

As a result, the total number of shares of common stock of Dentsu held by the Company has amounted to 38,000 shares (including those previously held), equivalent to 1.37% of the Dentsu's total shares outstanding.

Since this summer, both companies have engaged their respective relevant departments to make a study on further business cooperation and have set up a Business Alliance Committee. The Company took this occasion to acquire the shares to further promote cooperation. Details of business cooperation will be decided after careful deliberation between both companies.

- End -

For more information on this press release, please contact:

Fuji Television Network, Incorporated Media Planning Office 03-5500-8888 (Key)